

SECURIT 07003518)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D H Hill Securities, LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19747 US Hwy 59 North, Suite 101
(No. and Street)

Humble, TX 77338
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan Hill 281-446-0422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reimer, Mcguinness and Associates, P.C.
(Name – *if individual, state last, first, middle name*)

3200 Southwest Freeway, Ste 3200, Houston, TX 77027
(Address) (City) (State) (Zip Code)


RECEIVED
MAR 1 2007
151
WASH, D.C.
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D H Hill LLP, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


NOTARY PUBLIC
STATE OF TEXAS
Vickie Gale Moore
My Commission Expires
04/18/2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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CONTENTS

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INDEPENDENT AUDITORS' REPORT

To the Partners
D. H. Hill Securities, LLP
Humble, Texas

We have audited the accompanying statements of financial condition of D. H. Hill Securities, LLP (the "Partnership") as of December 31, 2006 and 2005, and the related statements of operations, partners' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. H. Hill Securities, LLP as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reimer, McGuinness & Associates, P.C.

Houston, Texas
February 16, 2007

3200 Southwest Freeway · Suite 3200 · Houston, Texas 77027 · 713.554.9010 · Fax 713.554.9020 · www.rma-cpa.com

	2006	2005
Assets		
Cash and cash equivalents	$ 77,365	$ 30,389
Investments	40,520	27,304
Commissions receivable	46,700	99,486
Accounts receivable, net of allowance of uncollectible of $8,475 at December 31, 2006	8,475	-
Furniture and equipment, net of accumulated depreciation of $59,759 and $59,501 at December 31, 2006 and 2005, respectively	6,899	7,157
Total Assets	$ 179,959	$ 164,336
Liabilities		
Accounts payable	$ -	$ 12,390
Commissions payable	37,360	60,000
Accrued expenses	223	678
Total Liabilities	37,583	73,068
Partners' Equity	142,376	91,268
Total Liabilities and Partners' Equity	$ 179,959	$ 164,336

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLP
Statements of Operations
For Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Commissions	$ 748,062	$ 1,067,722
Interest	2,959	9,810
Other	476,830	301,042
Total Revenues	1,227,851	1,378,574
Expenses		
Commissions	738,697	901,620
General and administrative	391,584	469,697
Total Expenses	1,130,281	1,371,317
Net Income	$ 97,570	$ 7,257

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLP
Statements of Changes in Partner's Equity
For Years Ended December 31, 2006 and 2005

	General Partner's Equity	Limited Partner's Equity	Total Partner's Equity
Balance, December 31, 2004	$ 13,620	$ 117,892	$ 131,512
Net income	145	7,112	7,257
Partner's withdrawals		(47,501)	(47,501)
Balance, December 31, 2005	$ 13,765	$ 77,503	$ 91,268
Net income	1,951	95,619	97,570
Partner's withdrawals	(903)	(45,559)	(46,462)
Balance, December 31, 2006	$ 14,813	$ 127,562	$ 142,376

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLP
Statements of Cash Flows
For Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net Income	$ 97,570	$ 7,257
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	258	3,300
Decrease (increase) in commissions and accounts receivable	44,311	(26,534)
Increase (decrease) in accounts payable	(12,390)	(16,444)
Increase (decrease) in commissions payable	(22,640)	28,472
Increase (decrease) in accrued expenses	(455)	182
Net cash provided by operating activities	106,654	(3,767)
Cash flows from investing activities		
Purchases of furniture and equipment	-	(786)
Net cash used in investing activities	-	(786)
Cash flows from financing activities		
Purchases of securities	(13,216)	(18,992)
Partner withdrawals	(46,462)	(47,502)
Net cash used in financing activities	(59,678)	(66,494)
Net increase (decrease) in cash	46,976	(71,047)
Cash and cash equivalents, beginning of year	30,389	101,436
Cash and cash equivalents, end of year	$ 77,365	$ 30,389

See Independent Auditors' Report and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

D. H. Hill Securities, LLP (the "Partnership") is a Humble, Texas based broker and dealer of securities registered with the Securities and Exchange Commission (the "SEC") and a dealer in securities under the Securities Exchange Act of 1934. The Partnership was registered as a Limited Liability Partnership in 1996 and commenced operations on June 10, 1996. On December 20, 2002, the Partnership filed a Certificate of Amendment to change the name of the Limited Liability Partnership from First Financial United Investments, Ltd., L.L.P. to D. H. Hill Securities, LLP. Substantially all of the Partnership's customers are located in Texas and Florida. The Partnership is a member of the National Association of Securities Dealers, Inc. (the "NASD") and Securities Investors Protection Corporation (the "SIPC").

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue

The firm offers securities on a subscription/application basis. As such, the Partnership does not hold or deliver securities or funds for any of its customers. The Partnership recognizes commission revenue on a trade date basis.

Commission Expense

Commissions and related clearing expense are recorded on a trade date basis as securities transactions occur.

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for major renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment (continued)

At December 31, 2006, furniture and equipment consists of the following:

Machinery and Equipment	$ 32,894
Furniture and Fixtures	33,764
Less: Accumulated Depreciation	(59,759)
Property and Equipment, Net	$ 6,899

Income Taxes

Federal and state income taxes have not been provided in the accompanying financial statements as the income of the Partnership is included in the respective Partners' individual federal tax returns.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Investments

Marketable securities consist of stock which is classified as trading securities and is reported at fair value. Unrealized gains and losses are reported as part of earnings. The Company uses the specific identification method in determining realized gains and losses on sales of securities.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Partnership has a verbal agreement with a corporation which is 100% owned by the limited partner of the Partnership, whereby the corporation can bill the Partnership monthly for general and administrative services, if the corporation chooses to do so. The Partnership paid $102,992 and $15,925 during the years ended December 31, 2006 and 2005 respectively.

NOTE 3 - FINANCIAL INSTRUMENTS AND CREDIT RISK

Financial instruments that potentially subject the Partnership to credit risk consist primarily of cash and accounts receivable. The Partnership maintains its cash with major banks, and the amounts exceed the insured limit of $100,000 from time to time. The terms of these deposits are on demand to minimize risk. The Partnership has not incurred losses related to these deposits.

The Partnerships' receivables were due from commissions earned from the trade of securities and consulting services. Although the Partnership is directly affected by the stock brokerage industry, management does not believe a significant credit risk existed at December 31, 2006 and 2005. For the year ended December 31, 2006, four customers accounted for 52% of revenues, each with at least eight percent of sales. For the year ended December 31, 2005, four customers accounted for 56% of revenues, each with at least nine percent of sales.

NOTE 4 - MINIMUM NET CAPITAL BACKGROUND

Pursuant to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, the Partnership is required to maintain a minimum net capital balance, as defined under such Rule, of $5,000 and a ratio of aggregate indebtedness to net capital, as defined under such rule not to exceed 15 to 1.

The Partnership's net capital exceeded the required net capital by $71,553 and $7,576 at December 31, 2006 and 2005, respectively. The Partnership's net capital ratio was 0.49 to 1 and 5.40 to 1 at December 31, 2006 and 2005, respectively.

NOTE 5 – MARKETABLE SECURITIES

Cost and fair value of marketable securities at the end of the periods consist of the following:

	Type	Value	Cost
NASDAQ	Securities	$ 40,520	$ 20,398
	Total	$ 40,520	$ 20,398

D. H. HILL SECURITIES, LLP
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2006 and 2005

	2006	2005
Computation of Net Capital:		
Total partners' equity (from Statement of Financial Condition)	$ 142,376	$ 91,268
Total partners' equity qualified for net capital	$ 142,376	$ 91,268
Deductions:		
Restricted investments	40,520	27,304
Property and equipment, net	6,899	7,157
Commissions receivable	9,340	39,486
Haircuts on securities pursuant to 15c3-1(f)	589	547
Other receivables	8,475	
CRD Cash		3,292
Net capital	$ 76,553	$ 13,482
Computation of Aggregate Indebtedness:		
Total aggregate liabilities	$ 37,583	$ 73,068
Total aggregate indebtedness	37,583	73,068
Percentage of aggregate indebtedness to net capital	49.09%	541.97%
Computation of Basic Net Capital Requirements:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	2,506	4,871
Minimum dollar net capital requirement	5,000	5,000
Net capital requirement (greater of above amounts)	5,000	5,000
Excess net capital	71,553	8,482
Reconciliation with Company's Computation:		
(included in Part II of Form X - 17A-5 as of December 31, 2006)		
Net capital, reported in Company's Part II Focus Report (unaudited)	75,292	27,056
CRD Cash	1,261	
Net capital per above	$ 76,553	$ 27,056

See Independent Auditors' Report and Notes to Financial Statements.

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

At December 31, 2006, exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3(k) (2) (ii), since, it is an introducing broker and dealer.

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE

Board of Directors
D. H. Hill Securities, LLP
Humble, TX 77060

In planning and performing our audit of the financial statements and supplemental schedules of D. H. Hill Securities, LLP for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

3200 Southwest Freeway · Suite 3200 · Houston, Texas 77027 · 713.554.9010 · Fax 713.554.9020 · www.rma-cpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned. However, we noted the following matters involving the control procedures and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of D. H. Hill Securities, LLP, for the year ended December 31, 2006 and this report does not affect our report thereon dated February 16, 2007. Due to the size of the organization, there are insufficient personnel to segregate key accounting functions on a cost effective basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reimer, McGuinness & Associates, P.C.

Houston, TX
February 16, 2007

END